EXHIBIT 12

Actual Data	2008	2009	2010	2011	2012
Fixed Charges
Cash interest expense	$44,387	$52,358	$57,318	$57,476	$58,090
Paid in kind interest expense	3,978	4,917	3,263	6,300	6,423
Amortization of capitalized expenses related to indebtedness	2,912	5,067	7,192	10,143	10,421

Total fixed charges	$51,277	$62,342	$67,773	$73,919	$74,934
Earnings

Pre-tax earnings (loss)	$(25,347)	$(17,193)	$21,933	$(37,410)	$(34,473)
Fixed charges	51,277	62,342	67,773	73,919	74,934

Earnings before fixed charges	$25,930	$45,149	$89,706	$36,509	$40,461
Ratio of earnings to fixed charges	0.51	0.72	1.32	0.49	0.54

Deficit of fixed charged over pre-tax earnings	$25,347	$17,193	$—	$37,410	$34,473